Perkins Coie LLP 1155 Avenue of the Americas 22nd Floor New York, NY 10036-2711	T. +1.212.262.6900 F. +1.212.977.1649 perkinscoie.com

September 30, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction
100 F Street NE
Washington, D.C. 20549

Attention:	Frank Knapp

Kristina Marrone
Ruairi Regan
Pamela Long

Re:	Insight Digital Partners II

Registration Statement on Form S-1
Filed August 20, 2025
File No. 333-289728

Ladies and Gentlemen:

On behalf of our client, Insight Digital Partners II, a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), contained in the Staff’s letter dated September 16, 2025 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amendment No. 1. Capitalized terms used but not defined herein have the meanings set forth in the Amendment No. 1.

Registration Statement on Form S-1 filed August 20, 2025

Cover Page

1.	We note disclosure on page 20 that if you increase or decrease the size of the offering pursuant to Rule 462(b), you will take steps to maintain the ownership of founder shares by your initial shareholders at 25% of your issued and outstanding ordinary shares upon the consummation of the offering. Please revise the cover page and summary to disclose whether any additional founder shares may be issued to the sponsor or affiliates in this regard, and the price to be paid for these securities, including, as applicable, whether or the extent to which this compensation and securities issuance may result in a material dilution of the purchasers’ equity interests. Please also address whether the exercise of the private warrants on a cashless basis and the conversion of the working capital loans into private placement warrants may result in a material dilution of the purchasers’ equity interests. See Item 1602(a)(3) and Item 1602(b)(6), respectively, of Regulation S-K.

Response: The Company acknowledges the comment of the Staff and has revised the disclosure on the cover page and pages 6, 20, 101, 111, 117, 160, 164, and 173-174.

United States Securities and Exchange Commission

September 30, 2025

Summary, page 1

2.	Please revise the restrictions on transfer tables on page 7 and 118 to include the restrictions on transfer set forth in the underwriting agreement in tabular format, as required by Item 1603(a)(9) of Regulation S-K.

Response: The Company acknowledges the comment of the Staff and has revised the disclosure on pages 8 and 119.

Management

Conflicts of Interest, page 151

3.	We note your disclosure in the risk factors on page 78 that your sponsor, officers and directors have complete discretion, subject to applicable fiduciary duties, as to which blank check company they choose to pursue a business combination and the order in which they pursue business combinations for any of their existing or future blank check companies. Please revise this section to clarify how targets are allocated among SPACs, particularly given the involvement of members of your management with existing SPACs such as Drugs Made in America Acquisition Corp. and Drugs Made in America Acquisition II Corp. Also, provide a brief description of such conflicts in the prospectus summary.

Response: The Company acknowledges the comment of the Staff and has revised the disclosure on pages 14 and 79-80.

Underwriting, page 196

4.	Please clarify disclosure in this section on page 198 and on the cover page, in Use of Proceeds and elsewhere stating that the $0.40 per unit of deferred compensation will be due to the underwriters “solely on amounts remaining in the trust account” following shareholder redemptions. It is unclear whether you mean that the deferred compensation will only be paid to the extent that there are amounts remaining in the trust account, or that it will be paid only with respect to unredeemed public shares in connection with the business combination.

Response: The Company acknowledges the comment of the Staff and has revised the disclosure on the cover page and pages 98 and 199.

* * *

Please do not hesitate to contact Elliott Smith at (212) 261-6847 of Perkins Coie LLP with any questions or comments regarding this letter.

Best regards,

/s/ Perkins Coie LLP

cc:	Michael Singer, Insight Digital Partners II